UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from       to         Commission file number 33-61000l
                              -------   -------


              THE INTEGON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
              -----------------------------------------------------
                            (Full title of the plan)

                              INTEGON CORPORATION
              -----------------------------------------------------
        (Name of the issuer of the securities held pursuant to the plan)



                              500 West Fifth Street
                       Winston-Salem, North Carolina 27152
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                 (910) 770-2000
               ---------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)



                           This filing contains 11 pages

THE INTEGON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                        PAGE

INDEPENDENT AUDITORS' REPORT                                             2

FINANCIAL STATEMENTS:

Statement of Assets Available for Benefits
   December 31, 1996                                                     3

Statement of Changes in Assets Available for Benefits
   for the Year Ended December 31, 1996                                  4

Notes to Financial Statements                                          5-7


SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1996
   AND FOR THE YEAR THEN ENDED:

Item 27a - Schedule of Assets Held for Investment Purposes
   December 31, 1996                                                     8

Item 27d - Schedule of Reportable Transactions
   for the Year Ended December 31, 1996                               9-10



Supplemental schedules other than those listed above are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or because the required information is included in the financial statements or in the notes thereto.

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator and Participants of
The Integon Corporation Employee Stock Ownership Plan
Winston-Salem, North Carolina

We have audited the accompanying statement of assets available for benefits of the Integon Corporation Employee Stock Ownership Plan (the "Plan") as of December 31, 1996, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1996, and the changes in assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/  Deloitte & Touche LLP
--------------------------
     Deloitte & Touche LLP

June 20, 1997, except for Note 7, as to which the date is June 23, 1997

THE INTEGON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
---------------------------------------------------------------------------------------------------------------------


ASSETS:                                               1996

Investment in Integon Corporation common stock,
   at fair value ..............................   $1,073,964

Receivables:
   Employer contributions .....................       99,760
   Accrued investment income ..................           21

Cash ..........................................            3
                                                  ----------
ASSETS AVAILABLE FOR BENEFITS .................   $1,173,748
                                                  ==========



See notes to financial statements.

THE INTEGON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                       1996
ADDITIONS:
Investment income (loss):
   Net depreciation in fair value
      of investments ...........................   $  (132,407)
   Interest ....................................           890
   Dividends ...................................        11,233

Employer contributions .........................     1,315,271

                                                     1,194,987

DEDUCTIONS - benefit payments to participants ..        21,239
                                                   -----------

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS ..     1,173,748

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR
                                                   -----------

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR .....   $ 1,173,748
                                                   ===========


See notes to financial statements.

THE INTEGON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION AND BASIS OF PRESENTATION

      The following brief description of the Integon Employees Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      General - Integon Corporation (the "Sponsor") established the Plan effective as of January 1, 1996. The Plan is designed to comply with
      Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the "Code") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the Integon Corporation Employees' Retirement Savings Plan Advisory Committee (the "Committee") comprising of six persons appointed by the Sponsor's Board of Directors.

      The Plan purchases Integon Corporation common shares and holds the stock in a trust established under the Plan.

      Employees of the Sponsor are generally eligible to participate in the Plan after one year of service providing they have worked at least 1,000 hours over 12 consecutive months and are twenty-one years of age or older. Eligible employees participation begins on the next Plan entry date, January 1, April 1, July 1, or October 1. Participants who do not have at least 250 hours of service during each quarter of the plan year and are not employed on the last working day of a plan quarter are generally not eligible for an allocation of Company contributions for such quarter.

      Employer Contributions - All contributions to the Plan are made by the Sponsor. Each year the Board of Directors of the Sponsor establishes the contribution amount for the coming year. For the year ended December 31, 1996, the Board of Directors approved a contribution of 2.75% of the employee compensation. An eligible employee will receive a contribution at the end of each quarter if the employee had at least 250 hours of service during the quarter.

      Vesting - The Plan has a vesting schedule based on the participants' years of service with the Sponsor. The participants vest 20% of their account balance for each year of service with the Sponsor. Participants become 100% vested in their account balance upon the completion of five years of service, upon reaching the normal retirement age of 65, or upon death or disability while an active employee.

      Forfeitures - The non-vested portion of participants accounts are forfeited upon termination of employment with the Sponsor. The Plan provides for partial restoration of forfeitures for those participants meeting certain service requirements. Forfeitures of unvested amounts are treated as reductions of the Sponsor's contributions otherwise made for the plan year. As of December 31, 1996, forfeitures totalled $19,452.

      Benefit Payments - Distributions from the Plan upon retirement, termination, or death are paid to the participant in shares of Integon Corporation stock unless the participant's balance is less than $3,500 whereupon the participant is paid in cash. Amounts attributable to partial shares of stock are paid in cash. Payment of the account balance is made as soon as administratively possible after the Plan's next quarterly valuation which begins following the last day of the calendar quarter.

      Participant Accounts - A separate account is maintained by the Plan's record keeper for each participant. These account balances are adjusted quarterly for the sponsor contributions, cash dividends, investment income or loss and other additions or deductions. Allocation of the Sponsor's contribution is based on participant compensation, as defined. Allocation of Plan earnings is based on the balances of the participants' individual accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      Voting Rights - Participants of the Plan have certain rights similar to a shareholder. Among those rights, the participants have voting rights for the shares of Integon Corporation stock in their accounts. If the participants do not vote their shares, the Plan's Committee is authorized to vote the shares.

      Termination of the Plan - Although the Sponsor has not expressed any intent to do so, they reserve the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan's terms and the Code.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      General - The financial statements of the Plan are prepared under the accrual method of accounting.

      Investment Valuation and Income Recognition - The common stock of the Sponsor is stated at fair value, based on the closing market price on the last business day of the year.

      Dividend income is accrued on the ex-dividend date.

      Purchases and sales of securities are recorded on a trade-date basis. Gains and losses from security transactions are reported on the average cost method and are reported in net depreciation in fair value.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    TAX STATUS

      The Plan's attorneys are in the process of preparing a determination letter request. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. No provision for income taxes has been provided.

4.    ADMINISTRATION OF PLAN ASSETS

      The trustee of the Plan is Wilmington Trust Company ("Wilmington Trust"). The Plan's assets, which consist principally of the Sponsor's common shares, are held by the trustee of the Plan. Company contributions are held and managed by Wilmington Trust, which invests cash received, interest, and dividend income and makes distributions to participants.

      The administrator and record keeper of the Plan is Aon Consulting, Inc. ("Aon"). Although certain administrative functions are performed by officers or employees of the Sponsor, no such officer or employee receives compensation from the Plan. Administrative and trustee fees are paid directly by the Sponsor.

5.    INVESTMENTS

      The Plan's investments, at December 31, 1996 are:

      Integon Corporation Common Shares:

      Number of shares                                60,505
                                             ===============
      Cost                                   $     1,204,437
                                             ===============
      Market                                 $     1,073,964
                                             ===============

6.    BENEFITS PAYABLE

      Assets available for benefits at December 31, 1996 include $14,188 allocated to the accounts of persons who as of or prior to that date had withdrawn from participating in the earnings and operations of the Plan.

7.    SUBSEQUENT EVENTS

      On May 15, 1997, the Sponsor's Board of Directors Compensation and Personnel Committee approved to immediately vest all participants' account balances in the Plan upon the sale of the Sponsor. On June 23, 1997, the Sponsor announced its proposed acquisition by General Motors Acceptance Corporation, a wholly owned subsidiary of General Motors Corporation. The acquisition is contingent on approval by the Sponsor's shareholders and regulatory approval.

THE INTEGON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT DECEMBER 31, 1996
--------------------------------------------------------------------------------


                           DESCRIPTION OF INVESTMENT
                            INCLUDING MATURITY DATE,
IDENTITY OF ISSUE,             RATE OF INTEREST
BORROWER, LESSOR,             COLLATERAL, PAR OR                        CURRENT
OR SIMILAR PARTY                MATURITY VALUE          COST             VALUE

Integon Corporation .......   Common Stock, par         $1,204,437    $1,073,964
                              value $.01 per share,
                              60,505 shares




THE INTEGON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------

SINGLE TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT IN EXCESS OF 5 PERCENT OF THE CURRENT
VALUE OF PLAN ASSETS
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                     (h) CURRENT VALUE OF
                                                                                                            ASSET ON
(a) IDENTITY OF     (b) DESCRIPTION       (c) PURCHASE    (d) SELLING   (f) EXPENSES     (g) COST         TRANSACTION       (i) NET
PARTY INVOLVED           OF ASSET              PRICE          PRICE         INCURRED       OF ASSET           DATE             LOSS

Pembroke Clearing   Integon Corporation
   Corporation ..   Common Stock             $110,295                         $570                            $110,295





THE INTEGON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------

SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT IN EXCESS OF 5 PERCENT OF THE CURRENT
VALUE OF PLAN ASSETS
------------------------------------------------------------------------------------------------------------------------------------

                                                                                               (h)CURRENT VALUE OF
                                                                                                     ASSET ON
(a) IDENTITY OF          (b) DESCRIPTION      (c) PURCHASE (d) SELLING  (f) EXPENSES (g) COST      TRANSACTION  (i) NET   NUMBER OF
  PARTY INVOLVED              OF ASSET              PRICE       PRICE       INCURRED  OF ASSET         DATE       LOSS  TRANSACTIONS

Dean Witter Reynolds,    Integon Corporation
   Inc ...............      Common Stock        $996,809                    $5,067                  $996,809                   13
                                                               $15,637          88      $17,467       15,637       $1,918       2

Merrill Lynch, Pierce,   Integon Corporation
   Fenner & Smith ....      Common Stock         115,362                       612                   115,362                    3

Wilmington Trust .....   Short Term Money
   Company ...........      Market Fund        1,005,796                                            1,005,796                  27
                                                             1,005,792                1,005,792     1,005,792                  16



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized, on June 30, 1997.

                           The Integon Corporation Employee Stock Ownership Plan

                              /s/  Mary Alice Snyder
                              --------------------------------
                                   Mary Alice Snyder
                                   Manager
                                   Wilmington Trust